SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON AUGUST 30, 2013

DATE, TIME AND VENUE: August 30, 2013, at 11:00 a.m., at the Company’s headquarters located at Rua Verbo Divino, nº 1356, 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

CALL NOTICE: The call notice was published in Valor Econômico newspaper and the Official Gazette of the State of São Paulo on August 14, 15 and 16, 2013.

PRESIDING BOARD: ANTONIO OSCAR DE CARVALHO PETERSEN FILHO – Chairman, and FERNANDA FONSECA REGINATO BORGES – Secretary.

ATTENDANCE AND INSTALLATION: Shareholders representing over ninety point four percent (90.4%) of the common shares and more than ninety-seven point six percent (97.6%) of preferred shares issued by the Company attended the meeting, as per the Shareholders’ Attendance Book.  The following also attended the meeting: (a) Roberto Catalão Cardoso, the Company’s Chief Financial Officer; (b) Anderson Pascoal Constantino, representing the appraisal company Ernst & Young Terco Auditores Independentes S/S; (c) Vagner Alves Lira, representing the appraisal company Directa Auditores, (d) Giancarlo Falkenstein, representing the appraisal company APSIS Consultoria Empresarial Ltda. and (e) Martin Roberto Glogowsky, Chairman of the Company’s Fiscal Council.

AGENDA: (a) to analyze, discuss and approve the “Protocol and Justification of Merger of GB Empreendimentos e Participações S.A. by NET Serviços de Comunicação S.A.”, which establishes the terms and conditions of the proposal for the merger of the net assets of GB Empreendimentos e Participações S.A. into the Company (“Operation”); (b)  to ratify the appointment and contracting of the appraisal companies Ernst & Young Terco Auditores Independentes S/S and Directa Auditores, which prepared the appraisal reports of GB Empreendimentos e Participações S.A. and the Company’s net equity, respectively, for the purposes of the Operation (“Appraisal Reports”);(c) to ratify the appointment and contracting of the appraisal company APSIS Consultoria Empresarial Ltda., which prepared the appraisal report of GB Empreendimentos e Participações S.A. and the Company’s net equity at market value (“Appraisal Report at Market Value”); (d)  to approve the Appraisal Reports and the Appraisal Report at Market Value; (e)  to approve the Operation, in accordance with the “Protocol and Justification of Merger of GB Empreendimentos e Participações S.A. by NET Serviços de Comunicação S.A.”; and (f)  to authorize the Company’s management to practice all the acts necessary to implement and formalize the Operation.

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RESOLUTIONS: (I) The Meeting approved the drawing up of these minutes in summary format and their publication without the signatures of the attending shareholders, as per Article 130, Paragraphs 1 and 2 of Law 6404/76. (II) The reading of the documents related to the matters to be resolved at this Meeting having been waived due to the fact that all attending members were cognizant of their content, those attending members unanimously resolved to:

(a)       Approve the “Protocol and Justification of Merger of GB Empreendimentos e Participações S.A. by NET Serviços de Comunicação S.A.”, entered into on August 9, 2013 between the Company and GB Empreendimentos e Participações S.A., a publicly-held company headquartered at Avenida Afrânio de Melo Franco, nº 135, 5º andar, parte, Leblon, in the city and state of Rio de Janeiro, inscribed in the roll of Corporate Taxpayers (CNPJ/MF) under number 04.527.900/0001-42 (respectively “GB” and “Protocol and Justification”), which is now included as Exhibit I herein.

(b)       Ratify the appointment and contracting of:  (i) Ernst & Young Terco Auditores Independentes S/S, headquartered at Praia de Botafogo 370, 8º andar, in the city and state of Rio de Janeiro, inscribed in the roll of Corporate Taxpayers (CNPJ/MF) under number 61.366.936/0002-06 and in the Rio de Janeiro State Regional Accounting Council under CRC - 2-SP 015.199/O-6-F-RJ; and (ii) Directa Auditores, headquartered at Rua Vergueiro, 2.016 - 8º e 9º Andares, in the city and state of São Paulo, inscribed in the roll of Corporate Taxpayers (CNPJ/MF) under number 11.245.719/0001-09 and in the São Paulo State Regional Accounting Council under number 2-SP 013.002/O-3,  who prepared, respectively, the Appraisal Reports of GB and the Company’s net assets, on the reference date of June 30, 2013 (“Reference Date”) .

(c)        Ratify the appointment and contracting of APSIS Consultoria Empresarial Ltda., headquartered at Rua da Assembleia, nº 35, 12º andar, Centro, in the city and state of Rio de Janeiro, inscribed in the roll of Corporate Taxpayers (CNPJ/MF) under number 27.281.922/0001-70, which prepared the Appraisal Report at Market Value on the Reference Date.

(d)       Approve the Appraisal Reports and the Appraisal Report at Market Value, as per exhibits to the Protocol and Justification.

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(e)        Approve the Operation in accordance with the terms and conditions included in the Protocol and Justification, establishing that:

(i)                 the Operation will not increase the Company’s capital nor alter the number of shares representing its capital stock.  As a result of the Operation, the Company shares held by GB will be cancelled and replaced by the same number of NET shares, of the same type as the cancelled shares, which will be attributed to GB’s shareholders; and

(ii)               after the conclusion of the Operation’s legal measures, GB will be extinct for all legal purposes and the Company will succeed GB in all its rights and obligations, and will now be its legal successor for all effects, without interruption.

(f)        Authorize the Company's Board of Executive Officers to practice all acts necessary for the enforcement of the resolutions taken.

DOCUMENTS FILED AT THE COMPANY:  Power-of-attorney granted, Protocol and Justification, Appraisal Reports and Appraisal Report at Market Price.

CLOSURE: The meeting was adjourned for the drawing up of these minutes in the Company’s records. Once the meeting was reopened, the minutes were read, approved and signed by all those present.

São Paulo, August 30, 2013.

This is a free English translation of the original minutes
drawn up in the Company’s records.

_________________________________ Antonio Oscar de Carvalho Petersen Filho Chairman	_________________________________ fernanda fonseca reginato borges Secretary

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EXHIBIT I

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON AUGUST 30, 2013

PROTOCOL AND JUSTIFICATION OF MERGER OF GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A. BY NET SERVIÇOS DE COMUNICAÇÃO S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 3, 2013

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.